Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

General

Our Board of Directors is soliciting proxies for an extraordinary general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on February 24, 2026 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our branch register of members in Hong Kong must be delivered by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours prior to the Meeting. A written notice of revocation or a duly executed proxy bearing a later date by holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands must be delivered by mail or by hand to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Holders of our ordinary shares and Series A convertible preferred shares of record at the close of business on February 9, 2026 (China Standard Time) (the “Shares Record Date”) are entitled to vote at the Meeting. Holders of American depositary shares (“ADS”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as of close of business on February 9, 2026, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan, the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. As of December 31, 2025, 1,559,430,567 of our Class A ordinary shares and 43,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 48,718,352 Class A ordinary shares were represented by the ADS held by JPMorgan and 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, a person or persons (or in the case of a member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class throughout the Meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv) of the Articles, two (2) members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative representing not less than 10% of the aggregate voting power in the Company throughout the Meeting shall form a quorum.

Voting and Solicitation

Other than Mr. Huang and his associates, who will abstain from voting with respect to Proposal 1, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible and each Class B ordinary share in issue on the Record Date is entitled to one (1) vote per share. At the Meeting every ordinary shareholder and Series A convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting. Where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares and Series A Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares or Series A convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares or Series A convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares or Series A convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the below paragraph. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSAL 1

AMENDMENTS of the rights attached to the class B ordinary shares of the Company to increase the voting power attached to such class B ordinary shares held by Mr. WILLIAM WEI HUANG SPECIFIED IN CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF ASSOCIATION

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 46,139,704 ordinary shares (comprising 2,549,368 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 43,590,336 Class B ordinary shares owned by him or his associates), representing 2.8 per cent. of the Company’s total issued share capital as of December 31, 2025.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to have beneficial ownership in not less than 2.75% (subject to certain exclusions) of the then issued share capital of the Company on an as converted basis (the “Minimum Shareholding”), the Class B ordinary shares are entitled to cast twenty (20) votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Minimum Shareholding.

The Company provides data center services to a large variety of institutional customers in the Chinese Mainland, including a significant number of financial institutions and internet platform companies that are our key customers. Due to the sensitive nature of their business, including in areas such as data security, data protection and cybersecurity, such customers are subject to various rules and regulations from various regulatory authorities concerning, among other things, requirements on financial data security, cybersecurity and personal information protection, and such rules and regulations are continuously evolving. As such, a number of the Company’s customers have recently informed the Company that, going forward, for data center services provided to certain segments of their business, they will only work with data center service provider(s) that are controlled by Chinese nationals or entities in either procuring new data center services or renewing existing contracts for these business segments as part of these customers’ regulatory compliance assessment and to satisfy certain regulatory requirements which apply to these customers.

The Company is currently controlled by Chinese nationals by virtue of its weighted voting rights (“WVR”) structure that allows Mr. Huang, the Company’s founder, Chairman and CEO as well as a Chinese national, to be able to exercise de facto control the majority of the Company’s board of directors by virtue of his right to elect or appoint a majority (i.e., 6) of the directors of the Company. In order to further enhance our structure to more clearly demonstrate that the Company can establish “control” under such regulatory rules and requirement in order to be able to continue to work with such customers, the Board proposes to strengthen such “control” by Chinese nationals through increasing the voting power attached to the Class B ordinary shares held by Mr. Huang, from twenty (20) votes per share to fifty (50) votes per share, so that the voting power of the Chinese shareholders or investors for the election of a majority (i.e., 6) of the directors of the Company will exceed 50%.

Such proposal would increase Mr. Huang’s voting power on two matters in the Company’s general meetings from approximately 36.2% (on a 1:20 basis) to approximately 58.6% (on a 1:50 basis) based on the number of shares as of December 31, 2025, being the right to elect a majority (i.e., six) of the Company’s eleven directors and to approve any change to the Company’s articles of association that would adversely affect the rights of Class B shareholders. Upon adoption of the proposal, the Company would, per our discussion with our customers, legal advisers and other relevant parties, have further enhanced our Company’s “control” by Chinese nationals in terms of voting rights so that the Company can continue servicing such key customers in accordance with such regulatory compliance requirements.

The Board considers that such proposal does not affect the Company’s governance structure or prejudice the rights of its shareholders as a whole, as Mr. Huang is currently already able to exercise de facto control over the majority of the Company’s board under its WVR structure. Specifically, the Class B ordinary shares held by Mr. Huang entitle him to directly appoint a majority of the members of the board (i.e., six) by written notice regardless of the voting results in the general meeting pursuant to Article 86 of the Company’s Articles of Association. In addition, given all amendments that adversely affect the rights of Class B shares would need to be approved in the class meeting of Class B ordinary shares, Mr. Huang’s additional rights do not increase, in substance, his veto-rights in such matters.

Based on the above, the Board believes the proposal strikes the balance between safeguarding the interests of the Company’s shareholders as a whole while allowing the Company to continue servicing such key customers in accordance with their regulatory compliance requirements. The Board (including the Independent Directors) consider the proposal to be beneficial to the Company’s shareholders as a whole as it could allow the Company to continue its business operation in the Chinese Mainland.

Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 2,549,368 Class A ordinary shares in the form of ADSs and 43,590,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the Meeting and the meeting of the holders of the Class A ordinary shares.

Accordingly, Proposal 1 is to consider and, if thought fit, pass the following resolution as a Special Resolution of all shareholders:

THAT:

(1)	the amendment of the rights attached to the Class B ordinary shares of the Company to increase the voting power attached to such Class B ordinary shares held by Mr. Huang, from twenty (20) votes per share to fifty (50) votes per share, be and is hereby approved;

(2)	to give effect to the above change, the existing Articles of Association of the Company be and are hereby amended by

(i)	deleting the words “twenty (20) votes” from Article 9(c)(i) and replacing them with the words “fifty (50) votes”;

(ii)	deleting the words “twenty (20) votes” from Article 86(4)(A) and replacing them with the words “fifty (50) votes”;

(iii)	deleting the words “twenty (20) votes” from Article 86(5)(A) and replacing them with the words “fifty (50) votes”;

(3)	the amended and restated Articles of Association of the Company (the “New Articles of Association”), which contain all the amendments reflecting the business approved at this Meeting and a copy of which has been produced to this Meeting and marked “A” and initialled by the chairman of the Meeting, be and is hereby approved and adopted in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect; and

(4)	any director or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the foregoing resolutions and the adoption of the New Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Cayman Islands and Hong Kong.

A copy of the amended and restated articles reflecting the above amendments has been produced to the Meeting marked “A” and for identification purpose signed by the chairman of the Meeting (the “New Articles”), and our Board of Directors has approved and is recommending to shareholders for approval at the Meeting, the adoption of the New Articles in substitution for and to the exclusion of the existing articles of association of the Company with immediate effect after the close of the Meeting.

A copy of the existing amended and restated articles of association was filed as Exhibit 1.1 to our annual report on Form 20-F (File No. 001-37925), filed with the U.S. Securities and Exchange Commission on April 28, 2025 (China Standard Time), and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a majority of not less than seventy-five per cent. (75%) of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, AMENDMENTS of the rights attached to the class B ordinary shares of the Company to increase the voting power attached to such class B ordinary shares held by Mr. WILLIAM WEI HUANG SPECIFIED IN CERTAIN ARTICLES OF THE COMPANY’S ARTICLES OF ASSOCIATION.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer